December 29, 2010	Via Edgar

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:          Comfort Systems USA, Inc.

Form 10-K for the Fiscal Year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010

Form 8-K/A Filed on October 6, 2010

Schedule 14A Filed on April 16, 2010

File No. 1-13011

Dear Mr. Decker:

Reference is made to comments from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”), dated December 15, 2010, and relating to the filings of Comfort Systems USA, Inc. (the “Company”) referenced in the subject line above. Based on recent discussions with the Staff regarding these comments, the Company hereby requests additional time to respond to such comments. The Company hereby informs the Staff that the Company intends to respond to the Staff’s comments by January 14, 2011.

If you have any questions about the foregoing, please contact the undersigned or William George at 713.830.9600.

Very truly yours,

/s/ Trent McKenna
Trent McKenna
Vice President and General Counsel